Exhibit 4.2

AMENDMENT TO COMMON STOCK PURCHASE WARRANT

This Amendment to Common Stock Purchase Warrant (this “Amendment”) is made and entered into as of April [    ], 2025 (the “Amendment Date”), by and among 22nd Century Group, Inc., a Nevada corporation (the “Company”), and the undersigned holder (the “Holder”), and constitutes an amendment to that certain Common Stock Purchase Warrant issued by the Company on October 24, 2024 (the “Warrant). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Warrant.

RECITALS

WHEREAS, pursuant to Section 5(l) of the Warrant, the warrant may be modified or amended with the written consent of the Company and the Holder;

WHEREAS, the Company intends to offer other holders of outstanding Warrants the opportunity to amend such warrants on substantially the same terms, subject to compliance with the rules and regulations of the Nasdaq Capital Market;

WHEREAS, the Company completed a Share Combination Event (as defined in the Warrant) on December 17, 2024, following which the Exercise Price of the Warrant was increased to $4.3021 (the “Effective Exercise Price”);

WHEREAS, the Company and the Holder desire to amend the Warrant with respect to (i) the alternative cashless exercise provision contained in Section 2(c) of the Warrant and (iii) the share combination event provision contained in Section 3(f) of the Warrant;

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree to amend the Warrant as set forth herein.

1.	Amendment to Warrant.

a. The last paragraph of Section 2(c) is amended by replacing “0.75” with “2”.

b. Section 3(f) shall be amended and restated in its entirety and replaced with the following:

In addition to the adjustments set forth in this Section 3, if at any time on or after the Issue Date there occurs a reverse share split involving the shares of Common Stock (a “Share Combination Event”, and such date thereof, the “Share Combination Event Date”) at the close of trading on the primary Trading Market on the day prior to the Share Combination Event, the Exercise Price then in effect shall be reduced (but in no event increased) to $0.75 (“Event Market Price”) and the number of Warrant Shares issuable upon exercise of this Warrant hereunder (such resulting number, the “Share Combination Issuable Shares”) shall be increased such that the aggregate Exercise Price payable hereunder, after taking into account the decrease in the Exercise Price, shall be equal to the aggregate Exercise Price on the Issuance Date for the Warrant Shares then outstanding, which shall be subject to the Company obtaining Stockholder Approval pursuant to the terms of the Letter Agreement.

2.	Amendment to SPA. The Holder agrees to the deletion of Sections 4.11 and 4.12 in that certain securities purchase agreement dated October 23, 2024.
3.	Effective Exercise Price. For the avoidance of doubt, after giving effect to this Amendment, the parties hereby agree that by operation of Share Combination Event provision, as amended on the date hereof, the Effective Exercise Price of the Warrant shall be $0.75.
4.	No Other Amendments. Except as specifically provided herein, the Agreement shall remain in full force and effect and is hereby ratified and confirmed.
5.	Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of law.
6.	Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

22nd Century Group, Inc.
By:
Name:
Title:

HOLDER:
[Name of Holder]
By:
Name:
Title: